

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 26, 2017

Curtis A. Morgan
Chief Executive Officer
Vistra Energy Corp.
6555 Sierra Drive
Irving, TX 75039

> **Re:** **Vistra Energy Corp**
> **Registration Statement on Form S-4**
> **Filed December 13, 2017**
> **File No. 333-222049**

Dear Mr. Morgan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: David Liebermann, Esq.
Simpson Thacher & Bartlett LLP